** AIP 3/7/2003

03012877

ED STATES
:XCHANGE COMMISSION
......gton D.C. 20549

VF 3-6-03*

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keating Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Inverness Parkway, Suite 100
(No. and Street)

Englewood	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (914) 632-8400
(Area Code- Telephone Number)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 03 2003
535

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

BD 3/20

OATH OR AFFIRMATION

I, Timothy J. Keating swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keating Investments, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES [illegible]

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

KEATING INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Keating Investments, LLC

We have audited the accompanying statement of financial condition of Keating Investments, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keating Investments, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 20, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

KEATING INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Securities Owned:	
Marketable, at market value	$192,435
Restricted and not readily marketable, at fair value	44,499
Due from Broker	485,830
Cash	54,440
Promissory Note Receivable	50,000
Property and Equipment - net of accumulated depreciation of $24,512	31,166
Due from Affiliate	18,189
Other Assets	25,473
Total Assets	$902,032
LIABILITY AND MEMBERS' EQUITY	
Current Liability - accrued expenses	$ 32,343
Members' Equity	869,689
Total Liability and Members' Equity	$902,032

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Keating Investments, LLC (the "Company") is a limited liability company organized in California. The principal activities of the Company are to engage in proprietary equity transactions, private placement of securities and market-making in a maximum of 10 securities for interdealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Effective June 30, 1999, the Company acquired all of the outstanding common stock of GIA Securities, Inc. in an acquisition accounted for as a purchase. The purchase price of $45,000 resulted in an excess of purchase price over net assets acquired ("goodwill") of $37,487. At December 31, 2002, the Company has determined the goodwill to have no value and the balance of $32,956 has been fully amortized.

Investments in securities traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the year. Investments in securities which are not actively traded are valued at fair value as determined by the managing member of the Company. Those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

The Company maintains cash in bank deposit accounts, which may, at times, exceed federally insured limits. The Company believes that there is no credit risk associated with respect to those accounts.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

2. RECEIVABLE FROM CLEARING BROKER:

The clearing and depository operations for the Company's proprietary transactions are provided by First Options of Chicago, Inc. which is a member of major securities exchanges.

At December 31, 2002, the marketable securities owned and amount due from broker reflected in the statement of financial condition are positions with and amounts due from this clearing broker.

3. SUBORDINATED BORROWINGS: During 2002, the Company repaid $200,000 of subordinated borrowings of $1,000,000, which were loaned under a subordination agreement dated November 15, 2000, plus accrued interest of $87,500. The balance of $800,000, plus accrued interest of $95,161, was converted to equity during the year ended December 31, 2002. This transaction was approved by the NASD.

4. NET CAPITAL REQUIREMENT: As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $665,277, which exceeded the requirement by $565,277.

5. RELATED PARTY TRANSACTION: During the year ended December 31, 2002, the Company entered into a sale and exchange agreement with an entity whose partners include some of the members of the Company. Pursuant to this agreement, the Company received a promissory note receivable with a face amount of $50,000, plus accrued interest thereon, nonmarketable securities and warrants in the same company, to which the Managing Member has assigned no value, and cash in the amount of $50,000 in exchange for 600,000 shares of GWIN Inc. ("GWIN") owned by the Company. The Company had previously received the shares of GWIN through the exercise of warrants in exchange for forgiving $114,000 due the Company as a placement fee and certain considerations given by the managing member of the Company to GWIN.

KEATING INVESTMENTS, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Keating Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Keating Investments, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons
2. Recordation of differences required by 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Keating Investments, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 20, 2003